

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 17, 2010

Via U.S. Mail and Facsimile

Jeffrey D. Agee
President and Chief Executive Officer
First Citizens Bancshares, Inc.
One First Citizens Place
Dryersburg, TN 38024

      **Re: First Citizens Bancshares, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2009
            Form 8-K filed May 18, 2010
            File No. 000-11709**

Dear Mr. Agee:

We have reviewed your response letter dated August 18, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 49

Incentive Compensation Plan, page 8 of Definitive Proxy Statement on Schedule 14A

1. We note your response to comment 9 in our letter dated August 4, 2010. Please provide us with additional legal analysis explaining why you believe Instruction 4 to Item 402(b) of Regulation S-K is applicable to the omitted performance targets. Please note that you should provide the same level of analysis as you would in the context of a formal confidential treatment request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Counsel